Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the Third Quarter of Fiscal Year 2023

Beijing, June 1, 2023 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading online learning service provider in China, today announced its unaudited financial results for the third quarter of the fiscal year ending June 30, 2023 (the “third quarter of FY 2023”, which refers to the quarter from January 1, 2023 to March 31, 2023).

Highlights for the Third Quarter of FY 2023

●	Revenues for the third quarter of FY 2023 were RMB807.2 million (US$117.5 million), representing an increase of 2.6% from the second quarter of the fiscal year ending June 30, 2023 (the “second quarter of FY 2023”) and an increase of 16.8% from the third quarter of the fiscal year ended June 30, 2022 (the “third quarter of FY 2022”).

●	Gross billings of individual online learning services[1] for the third quarter of FY 2023 were RMB803.6 million (US$117.0 million), representing a decrease of 1.9% from the second quarter of FY 2023 and an increase of 30.8% from the third quarter of FY 2022.

●	Net loss for the third quarter of FY 2023 was RMB22.7 million (US$3.3 million), narrowing by 45.3% from RMB41.4 million in the second quarter of FY 2023, compared with a net income of RMB0.1 million in the third quarter of FY 2022.

●	Adjusted net income[2] for the third quarter of FY 2023 was RMB21.7 million (US$3.2 million), compared with RMB21.8 million in the second quarter of FY 2023 and RMB24.6 million in the third quarter of FY 2022.

●	Total registered users increased by 76.5% to approximately 86.3 million as of March 31, 2023, from 48.9 million as of March 31, 2022.

●	Paying learners increased to approximately 0.4 million in the third quarter of FY 2023, from approximately 0.2 million in the same period of the prior fiscal year.

Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing, commented, “During the quarter, we continued to grow our revenue and expand our customer base, generating adjusted net income2 for two consecutive quarters. Our innovative business model delivers three distinct advantages that underpin and drive this success. First, our customizable courses and the high-quality, engaging learning experience we provide foster customer loyalty and repeat purchases, giving us strong pipeline visibility that we leverage to effectively manage our budgets and forecast our revenues. Second, by constantly evolving our course offerings and ensuring that we can meet a broad range of learning demands, we have tapped into a variety of markets and developed diversified revenue streams. Finally, our unique QianChi and JiangZhen platforms provide user-friendly, interest-based learning resources that cater to our expanding addressable market. Bolstered by these advantages, we are well-positioned to further grow our business and deliver sustainable shareholder value.”

Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “We maintained our growth momentum during the third quarter of FY 2023, driven by robust demand for our individual online learning services and enterprise services. In addition to our solid top line growth, we continued to add new registered users and increase our paying learners, and boosted our repeat purchase rate. Looking ahead, we will continue to operate more efficiently and effectively while delivering on our long-term growth strategy.”

[1]	Gross billings of individual online learning services is a non-GAAP financial measure. For a reconciliation of revenues of individual online learning services to gross billings of individual online learning services, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.
[2]	Adjusted net income/(loss) is a non-GAAP financial measure. For a reconciliation of net income/(loss) to adjusted net income/(loss), see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Financial Results for the Third Quarter of FY 2023

Revenues

Revenues increased by 16.8% year over year to RMB807.2 million (US$117.5 million) in the third quarter of FY 2023, primarily due to the increase in revenues from other personal interest courses.

●	Revenues from individual online learning services increased by 21.2% year over year to RMB724.7 million (US$105.5 million) in the third quarter of FY 2023 from RMB598.0 million in the third quarter of FY 2022, primarily due to the increase of RMB180.7 million (US$26.3 million) in revenues from other personal interest courses, partially offset by the decrease of RMB54.0 million (US$7.9 million) in revenues from financial literacy courses.

●	Revenues from enterprise services increased by 90.6% year over year to RMB81.1 million (US$11.8 million) in the third quarter of FY 2023 from RMB42.6 million in the third quarter of FY 2022, primarily due to increased revenues from the Company’s marketing service provided to a related party, as well as to new customers.

●	Revenues from other services decreased to RMB1.4 million (US$0.2 million) in the third quarter of FY 2023 from RMB50.3 million in the third quarter of FY 2022, primarily due to the decrease in revenues from insurance brokerage services. In early 2022, the Company ceased such business and disposed of it to an affiliate.

Costs of revenues

Costs of revenues decreased by 11.5% year over year to RMB101.1 million (US$14.7 million) in the third quarter of FY 2023 from RMB114.2 million in the third quarter of FY 2022, mainly due to a decrease in labor outsourcing costs of RMB9.8 million (US$1.4 million) and a decrease in staff costs of RMB8.8 million (US$1.3 million), due to the Company’s efforts to optimize its operations and achieve better cost management.

Sales and marketing expenses

Sales and marketing expenses were RMB631.4 million (US$91.9 million) in the third quarter of FY 2023, compared to RMB492.7 million in the third quarter of FY 2022, representing a change of 28.2%, mainly due to an increase in marketing and promotion expenses of RMB105.9 million (US$15.4 million).

Research and development expenses

Research and development expenses were RMB49.6 million (US$7.2 million) in the third quarter of FY 2023, compared to RMB47.3 million in the third quarter of FY 2022, representing a change of 4.9%, mainly due to an increase in staff costs of RMB3.6 million (US$0.5 million), partially offset by a decrease in office expenses of RMB1.6 million (US$0.2 million).

General and administrative expenses

General and administrative expenses were RMB48.3 million (US$7.0 million) in the third quarter of FY 2023, compared to RMB35.2 million in the third quarter of FY 2022, representing a change of 37.4%, primarily due to an increase in share-based compensation expenses of RMB9.1 million (US$1.3 million).

Net loss and adjusted net income

Net loss was RMB22.7 million (US$3.3 million) in the third quarter of FY 2023, compared with a net income of RMB0.1 million in the same period of the prior fiscal year. Adjusted net income was RMB21.7 million (US$3.2 million) in the third quarter of FY 2023, compared with RMB24.6 million in the same period of the prior fiscal year.

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Earnings per share and adjusted earnings per share 3

Basic and diluted net loss per share were both RMB0.19 (US$0.03) in the third quarter of FY 2023, compared with basic and diluted net loss per share of RMB0.12 in the same period of the prior fiscal year. Basic and diluted adjusted net income per share were RMB0.14 (US$0.02) and RMB0.13 (US$0.02) in the third quarter of FY 2023, compared with basic and diluted adjusted net income per share of RMB0.12 and RMB0.10, respectively, in the same period of the prior fiscal year.

Balance Sheet

As of March 31, 2023, the Company had cash and cash equivalents and short-term investments of RMB850.4 million (US$123.8 million), compared with RMB399.1 million as of June 30, 2022.

Financial Outlook

Based on currently available information, for the fourth quarter of FY 2023, the Company expects its revenues to be in the range of RMB760.0 million to RMB790.0 million, representing a year-over-year increase of 20.8% to 25.6%. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 07:00 A.M. Eastern Time on Thursday, June 1, 2023 (07:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	4050781

The replay will be accessible through June 8, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	9694954

A live and archived webcast of the conference call will be available at the Company’s investor relations website at ir.quantasing.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses gross billings of individual online learning services, adjusted net income/(loss) and basic and diluted adjusted net income/(loss) per share as its non-GAAP financial measures. Gross billings of individual online learning services for a specific period represents revenues of the Company’s individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax and certain cost deduction in such period. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expense. Basic and diluted adjusted net income/(loss) per share represents adjusted net income/(loss) attributable to ordinary shareholders of QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net income/(loss) per share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company's results of operations, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

[3]	Basic and diluted adjusted net income/(loss) per share are non-GAAP financial measures. For a reconciliation of basic and diluted net loss per share to basic and diluted adjusted net income/(loss) per share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for revenue, net income/(loss), net loss per share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; trends and competition in China’s adult learning market; changes in its revenues and certain cost or expense items; the expected growth of China’s adult learning market; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

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About QuantaSing Group Limited

QuantaSing is a leading online service provider in China dedicated to improving people’s quality of life and well-being by providing lifelong personal learning and development opportunities. The Company is the largest online learning service provider in China’s adult personal interest learning market and among the top five service providers in China’s total adult learning market in terms of revenue in 2021. By leveraging its proprietary tools and technology, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners under a variety of brands, including QiNiu, JiangZhen and QianChi, empowering them to pursue personal development. Leveraging its extensive experience in individual online learning services, the Company has also expanded its services to corporate clients including, among others, marketing services and enterprise talent management services.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	266,427	474,015	69,022
Short-term investments	132,632	376,374	54,804
Accounts receivable, net	1,937	4,029	587
Amounts due from related parties	47,394	31,371	4,568
Prepayments and other current assets	115,560	122,782	17,877
Total current assets	563,950	1,008,571	146,858

Non-current assets:
Property and equipment, net	5,169	7,529	1,096
Operating lease right-of-use assets	23,917	93,817	13,661
Other non-current assets	10,430	21,675	3,156
Total non-current assets	39,516	123,021	17,913
TOTAL ASSETS	603,466	1,131,592	164,771

LIABILITIES
Current liabilities:
Accounts payables	45,178	75,262	10,959
Accrued expenses and other current liabilities	108,592	140,072	20,396
Income tax payable	7,298	16,705	2,432
Contract liabilities, current portion	384,729	513,282	74,740
Advance from customers	151,089	169,660	24,704
Operating lease liabilities, current portion	16,331	33,612	4,894
Total current liabilities	713,217	948,593	138,125

Non-current liabilities:
Contract liabilities, non-current portion	8,869	142	21
Operating lease liabilities, non-current portion	6,566	65,248	9,501
Total non-current liabilities	15,435	65,390	9,522
TOTAL LIABILITIES	728,652	1,013,983	147,647

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$

MEZZANINE EQUITY
Series A convertible redeemable preferred shares (US$0.0001 par value, 22,000,000 and nil shares authorized, issued and outstanding as of June 30, 2022 and March 31, 2023, respectively)	82,002	-	-
Series B convertible redeemable preferred shares (US$0.0001 par value, 23,983,789 and nil shares authorized, issued and outstanding as of June 30, 2022 and March 31, 2023, respectively)	94,833	-	-
Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 7,913,872 and nil shares authorized, issued and outstanding as of June 30, 2022 and March 31, 2023, respectively)	33,612	-	-
Series C convertible redeemable preferred shares (US$0.0001 par value, 20,327,789 and nil shares authorized, issued and outstanding as of June 30, 2022 and March 31, 2023, respectively)	108,892	-	-
Series D convertible redeemable preferred shares (US$0.0001 par value, 11,818,754 and nil shares authorized, issued and outstanding as of June 30, 2022 and March 31, 2023, respectively)	104,156	-	-
Series E convertible redeemable preferred shares (US$0.0001 par value, 14,799,427 and nil shares authorized, issued and outstanding as of June 30, 2022 and March 31, 2023, respectively)	240,665	-	-
TOTAL MEZZANINE EQUITY	664,160	-	-

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (US$0.0001 par value; 345,113,731 and 430,000,000 shares authorized, 4,783,589 and 115,759,408 shares issued and outstanding as of June 30, 2022 and March 31, 2023, respectively)	3	78	11
Class B ordinary shares (US$0.0001 par value; 54,042,638 and 70,000,000 shares authorized, 49,859,049 shares issued and outstanding as of June 30, 2022 and March 31, 2023, respectively)	29	34	5
Additional paid-in capital	69,934	1,133,353	165,029
Accumulated other comprehensive income	1,839	6,637	966
Accumulative deficit	(861,151)	(1,022,493)	(148,887)
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(789,346)	117,609	17,124
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	603,466	1,131,592	164,771

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended March 31,			For the Nine Months Ended March 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$

Revenues	690,914	807,243	117,544	2,238,931	2,253,034	328,067
Cost of revenues	(114,249)	(101,057)	(14,715)	(301,199)	(275,372)	(40,097)

Gross Profit	576,665	706,186	102,829	1,937,732	1,977,662	287,970

Operating expenses:
Sales and marketing expenses	(492,665)	(631,380)	(91,936)	(1,723,012)	(1,835,439)	(267,261)
Research and development expenses	(47,301)	(49,601)	(7,222)	(140,858)	(166,171)	(24,196)
General and administrative expenses	(35,152)	(48,309)	(7,034)	(104,019)	(137,225)	(19,982)
Total operating expenses	(575,118)	(729,290)	(106,192)	(1,967,889)	(2,138,835)	(311,439)

Income/(Loss) from operations	1,547	(23,104)	(3,363)	(30,157)	(161,173)	(23,469)

Other income:
Interest income	124	1,811	264	205	2,659	387
Others, net	6,515	5,206	758	14,432	15,158	2,207

Income/(Loss) before income tax	8,186	(16,087)	(2,341)	(15,520)	(143,356)	(20,875)
Income tax expense	(8,072)	(6,576)	(958)	(16,216)	(17,986)	(2,619)

Net income/(loss)	114	(22,663)	(3,299)	(31,736)	(161,342)	(23,494)
Other comprehensive income / (loss)
Foreign currency translation adjustments, net of nil tax	-	3,461	504	(563)	4,798	699
Total other comprehensive income / (loss)	-	3,461	504	(563)	4,798	699

Total comprehensive income/(loss)	114	(19,202)	(2,795)	(32,299)	(156,544)	(22,795)

Net income/(loss)	114	(22,663)	(3,299)	(31,736)	(161,342)	(23,494)
Allocation of accretion of Predecessors’ preferred shares	(6,072)	-	-	(18,341)	-	-
Accretion of the Company’s preferred shares	-	(2,867)	(417)	-	(22,379)	(3,259)
Net income/(loss) attributable to ordinary shareholders of QuantaSing Group Limited	(5,958)	(25,530)	(3,716)	(50,077)	(183,721)	(26,753)

Net loss per ordinary share
- Basic	(0.12)	(0.19)	(0.03)	(1.02)	(2.23)	(0.33)
- Diluted	(0.12)	(0.19)	(0.03)	(1.02)	(2.23)	(0.33)
Weighted average number of ordinary shares used in computing net loss per share
- Basic	50,083,278	135,768,739	135,768,739	48,993,224	82,295,042	82,295,042
- Diluted	50,083,278	135,768,739	135,768,739	48,993,224	82,295,042	82,295,042
Share-based compensation expenses included in
Cost of revenues	(2,758)	(7,560)	(1,101)	(8,971)	(19,523)	(2,843)
Sales and marketing expenses	(8,037)	(12,318)	(1,794)	(27,889)	(39,934)	(5,815)
Research and development expenses	(7,164)	(8,762)	(1,276)	(25,560)	(41,269)	(6,009)
General and administrative expenses	(6,572)	(15,719)	(2,289)	(22,730)	(53,167)	(7,742)

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of revenues to gross billings for the periods indicated:

	For the Three Months Ended March 31,			For the Nine Months Ended March 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$

Revenues of individual online learning services:	598,017	724,716	105,527	1,918,241	2,013,784	293,230
Add: value-added tax	37,306	46,213	6,729	120,971	127,929	18,628
Add: cost deduction⑴	430	-	-	3,681	-	-
Add: ending deferred revenues⑵	533,764	677,272	98,618	533,764	677,272	98,618
Less: beginning deferred revenues⑵	(555,068)	(644,586)	(93,859)	(427,288)	(531,662)	(77,416)

Gross billings of individual online learning services	614,449	803,615	117,015	2,149,369	2,287,323	333,060

(1)	Cost deduction represents the costs paid to third-party content providers of certain cooperative personal interest courses, for which the Company collected tuition fees from learners on behalf of the content providers and recognized revenue on a net basis.
(2)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities.”

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS - continued

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of net income/(loss) to adjusted net income/(loss) and basic and diluted net loss per share to basic and diluted adjusted net income/(loss) per share for the periods indicated:

	For the Three Months Ended March 31,			For the Nine Months Ended March 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)	114	(22,663)	(3,299)	(31,736)	(161,342)	(23,494)
Add: Share-based compensation	24,531	44,359	6,460	85,150	153,893	22,409

Adjusted net income/(loss)	24,645	21,696	3,161	53,414	(7,449)	(1,085)
Allocation of accretion of Predecessors’ preferred shares	(6,072)	-	-	(18,341)	-	-
Accretion of the Company’s preferred shares	-	(2,867)	(417)	-	(22,379)	(3,259)
Income allocation to participating preferred shares	(12,410)	-	-	(23,605)	-	-
Adjusted net income/(loss) attributable to ordinary shareholders of QuantaSing Group Limited	6,163	18,829	2,744	11,468	(29,828)	(4,344)

Weighted average number of ordinary shares used in computing net income/(loss) per share
- Basic	50,083,278	135,768,739	135,768,739	48,993,224	82,295,042	82,295,042
- Diluted	50,083,278	135,768,739	135,768,739	48,993,224	82,295,042	82,295,042
Weighted average number of ordinary shares used in computing adjusted net income/(loss) per share
- Basic	50,083,278	135,768,739	135,768,739	48,993,224	82,295,042	82,295,042
- Diluted	64,390,159	142,354,949	142,354,949	63,328,891	82,295,042	82,295,042

Net loss per ordinary share
- Basic	(0.12)	(0.19)	(0.03)	(1.02)	(2.23)	(0.33)
- Diluted	(0.12)	(0.19)	(0.03)	(1.02)	(2.23)	(0.33)
Non-GAAP adjustments to net loss per ordinary share
- Basic	0.24	0.33	0.05	1.25	1.87	0.28
- Diluted	0.22	0.32	0.05	1.20	1.87	0.28
Adjusted net income/(loss) per ordinary share
- Basic	0.12	0.14	0.02	0.23	(0.36)	(0.05)
- Diluted	0.10	0.13	0.02	0.18	(0.36)	(0.05)

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